Via Facsimile and U.S. Mail
Mail Stop 6010

September 27, 2006

Mr. Todd S. Farha
President & Chief Executive Officer
Wellcare Health Plans, Inc.
8725 Henderson Road
Renaissance One
Tampa, FL 33634

Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
**Filed February 14, 2006**
**Form 10-Q for the quarter ended June 30, 2006**
**Filed August 4, 2006**
**File No.  1-32209**

Dear Mr. Farha:

We have limited our review of your filing to the issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Form 10-K for the year ended December 31, 2005**

Critical Accounting Policies
Estimating medical benefits expense and medical benefits payable, page 33

1. We believe your disclosure in Management's Discussion and Analysis regarding your medical benefits expense and medical benefits payable could be improved to better explain the potential impact on your financial statements.  Please provide us, in disclosure-type format, the following:

       a. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed.  This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

       b. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2005 and on future operations. Merely applying a hypothetical basis point change and stating the impact it would have on those liabilities does not appear to accomplish this objective.

       c. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for each of these liabilities.

2. To provide a better understanding of the reasons for the changes from period to period of your assumptions in developing the medical claims payable, please explain, in disclosure type format, the following:

- what caused the difference related to the Medicare trend assumption used in 2004 of a 5.7% decrease to the actual Medicare trend decrease of 0.4%?

- why a 6.4% assumption for Medicaid trend increase was assumed in 2005 when actual 2004 results showed a Medicaid trend increase of only 3.4%?

- why a 5.7% assumption for Medicare trend decrease was assumed in 2005 when actual 2004 results showed a Medicare trend decrease of 3.2%?

3. Please provide, in disclosure type format, disclosure related to your capitation agreements regarding reasonably possible losses.

**Form 10-Q for the quarter ended June 30, 2006**

Note 1. Organization and Basis of Presentation
Basis of Presentation, page 4

4. You indicate that the "funds held for the benefit of members" are "pass-through payments" from your government partners and are not included in the Company's results of operations. Please tell us, in disclosure type format, how the amount relates to your PDPs and provide more information regarding the government payments and why they are not included in your results of operations. The amount is significant to your balance sheet.

5. Tell us, in disclosure type format, what "other receivable from government partners" on the balance sheet represents including the relationship of this account to your PDP program, if applicable. Explain how you account for these

government receivables and at what point these receivables are recognized into revenue, if at all.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 20

6. We noted from your disclosure that on August 4, 2006 the company was not selected for a new contract to provide managed care benefits to Indiana Medicaid recipients in 2007. Please quantify and explain, in disclosure type format, the impact this contract will have on your future operations.

* * * *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant